UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above): [ ]Merger

[ X ] Liquidation

[ ] Abandonment of Registration
     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]  Election of status as a Business Development Company
                               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: TIGERSHARES Trust

3.	Securities and Exchange Commission File No.: 811-23371

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application	[ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3803 West Chester Pike, Suite 215
Newtown Square, Pennsylvania 19073

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
(202) 778-9475

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202
(800) 617-0004

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]   Management company;
[ ] Unit investment trust; or
[ ]     Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end	[ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Wealthn LLC
3803 West Chester Pike, Suite 215
Newtown Square, Pennsylvania 19073

Exchange Traded Concepts, LLC 1
0900 Hefner Pointe Drive, Suite 401
Oklahoma City, Oklahoma 73120

Vident Investment Advisory, LLC
1125 Sanctuary Parkway, Suite 515
Alpharetta, Georgia 30009

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC
111 East Kilbourn Ave., Suite 2200
Milwaukee, Wisconsin 53202

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]   Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811- Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes [ ] No

If Yes, state the date on which the board vote took place:

October 26, 2020

If No, explain:

(b)       Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Shareholder approval is not required pursuant to Article III, Sections 1(m), 1(z) and 1(ff), and Article X, Sections 3(a)(ii) and 3(b) of the Trust’s Trust Instrument dated May 25, 2018, as filed with the Securities and Exchange Commission (“SEC”) on August 17, 2018 (Accession No. 0000898432-18-000921), as amended February 19, 2019, which Certificate of Amendment was filed with the SEC on January 24, 2020 (Accession No. 0000894189-20-000500).

Article X, Sections 3(a)(ii) and 3(b) of the Trust Instrument state, in pertinent part, that “the Trustees may, without any Shareholder vote or approval…at any time sell and convert into cash all or substantially all of the assets of the Trust or Assets belonging to any affected Series…. The Trustees or Trust or Series shall provide written notification to affected Shareholders of any transaction described in this Section 3.” Article III, Sections 1(m), 1(z), and 1(ff) of the Trust Instrument state, in pertinent part, “the Trustees shall have power and authority, without limitation: [t]o sell, exchange or otherwise dispose of any or all of the assets of the Trust or any Series; …[t]o issue, sell, repurchase, redeem, cancel retire, acquire, hold, resell, reissue, dispose of and otherwise deal in Shares; to suspend or terminate the sales or trading of Shares of any Series or Class for any period of time; to establish terms and conditions, including any fees or expenses, regarding the issuance, sale, repurchase, redemption, cancellation, retirement, acquisition, holding, resale, reissuance, disposition of or dealing in Shares; and, subject to Articles IV and V, to apply to any such repurchase, redemption, retirement, cancellation or acquisition of Shares any funds or property of the Trust or of the particular Series with respect to which such Shares are issued; …[s]ubject to the 1940 Act, to engage in any other lawful act or activity in which a statutory trust organized under the Delaware Act may engage.” Shareholders were provided with written notice of the Liquidation on October [30], 2020.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes	[ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

November 25, 2020

(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind? [  ] Yes [X] No

17.	Closed-end funds only:

Has the fund issued senior securities? [  ] Yes [ ] No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [X] No If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities? [ ] Yes[ ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $10,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

               Miscellaneous: $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $10,000

(b)	How were those expenses allocated?

Expenses were allocated solely to Wealthn LLC.

(c)	Who paid those expenses?

Wealthn LLC, or its affiliates, paid for all direct expenses related to the liquidation.

(d)	How did the fund pay for unamortized expenses (if any)?

TIGERSHARES Trust did not have any unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of TIGERSHARES Trust, (ii) he is the Trustee, President and Principal Executive Officer of TIGERSHARES Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

Yang Xu Trustee, President and Principal Executive Officer